Graubard Miller

The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174-1901
(212) 818-8800

(646) 227-5416

(212) 818-8892 email address mfrankenthaler@graubard.com
November 16, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Movie Star, Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed October 12, 2007 File No. 1-05893

Amendment No. 2 to Registration Statement on Form S-1 Filed October 12, 2007 File No. 333-143619

Registration Statement on Form S-3 Filed October 12, 2007 File No. 333-146694

Dear Mr. Owings:

As counsel to Movie Star, Inc. (‘‘Movie Star’’), we hereby submit Movie Star’s response to the Staff’s comment letter, dated November 8, 2007, relating to the above-captioned Revised Preliminary Proxy Statement, Amendment No. 2 to the Registration Statement on Form S-1 and the Registration Statement on Form S-3. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided Movie Star’s response to each comment immediately thereafter. Captions and page references herein correspond to those set forth in the revised Preliminary Proxy Statement (‘‘Proxy Statement’’) and/or Amendment No. 3 to the Registration Statement on Form S-1 (‘‘Amendment No. 3’’), as applicable, copies of which have been marked to reflect the changes from the revised Proxy Statement and Amendment No. 2 to the Registration Statement filed on October 12, 2007. We are also delivering three (3) courtesy copies of each such marked Proxy Statement and Amendment No. 3 to Mara Ransom. When used in the responses contained in the letter, ‘‘Movie Star,’’ ‘‘we,’’ ‘‘us’’ and ‘‘our’’ refer to Movie Star, Inc.

Securities and Exchange Commission

General

1.	We note the acknowledgements provided by your counsel at the end of the letter dated October 12, 2007. Please ensure that these acknowledgements are provided by you at the time you seek effectiveness.

We note the comment and confirm that at the time Movie Star seeks effectiveness, Movie Star will provide the acknowledgements that appear at the end of the letter submitted to the Staff on October 12, 2007 in response to the Staff’s comment letter dated September 28, 2007.

Revised Preliminary Proxy Statement on Schedule 14A

The Merger and Related Transactions, page 37

Background of the Merger and Related Transactions, page 37

2.	We note your response to comment 7 in our letter dated September 28, 2007, however, we disagree with your response. While we note your concerns as to the fact that the ranges provided in Chanin Capital, LLC’s preliminary analysis were ‘‘preliminary and non-comprehensive in nature’’ your concerns can be addressed by accompanying such disclosure with the analysis. Please revise to disclose the high and low range of Chanin’s analysis.

We note the comment and have revised the disclosure on page 39 of the Proxy Statement to disclose the high and low range of Chanin’s analysis.

Opinion of Financial Advisor to Special Committee, page 47

3.	We note that your financial advisor was provided with FOH Holdings’ financial projections for fiscal years 2007 through 2010. Considering these projections were relied upon in preparing the Discounted Cash Flow Analysis, please revise to disclose this information.

We note the comment and have revised the disclosure on pages 53 and 54 of the Proxy Statement to disclose FOH Holdings’ financial projections.

Executive Compensation, page 119

Compensation Discussion and Analysis. page 119

Benchmarking, page 120

4.	We note your response to comment 16 of our letter dated September 28, 2007. We further note your revised disclosure indicating that while your compensation committee ‘‘does not engage in a formalized benchmarking process, it analyses the cash and equity compensation practices of a number of different publicly held apparel manufacturers.’’ Please revise to disclose these manufacturers. Further, we presume that these manufacturers are the same as those ‘‘companies in your industry’’ mentioned at the bottom of page 119. If not, please disclose these companies as well. Finally, tell us how your analysis of the ‘‘cash and equity compensation practices’’ of other publicly held apparel manufacturers assists you in making your compensation-related decisions.

We note the comment and have changed the disclosure contained in the ‘‘General Philosophy’’ and ‘‘Benchmarking’’ subsections on pages 120 and 121 of the Proxy Statement and page 96 of Amendment No. 3.

Securities and Exchange Commission

FOH Holdings’ Business and Financial Information, page 152

5.	We note your response to comment 21 in our letter dated September 28, 2007. We further note the supplemental materials you provided, however, the materials provided do not provide support for all of the statements you make here. For example, please provide support for your statement that ‘‘Frederick’s of Hollywood ranked in the top 100 brands in Women’s Wear Daily’s top global 100 brands’’ and ‘‘[i]n 2006 and 2007, Frederick’s of Hollywood was ranked in the top 10 in consumer awareness among innerwear brands.’’

We note the comment and, pursuant to the Staff’s request, we are supplementally providing for the Staff’s review copies of the following articles from Women’s Wear Daily that support the relevant disclosure:

•	The following articles are attached to support the following statement on page 162 of the Proxy Statement and page 82 of Amendment No. 3: ‘‘Over the past four years, Frederick’s of Hollywood ranked in the top 100 brands in Women’s Wear Daily’s top global 100 brands’’:

•	July 2004 ‘‘The WWD 100’’, in which Frederick’s of Hollywood ranked No. 70 of 100;

•	July 2005 ‘‘The WWD 100’’, in which Frederick’s of Hollywood ranked No. 77 of 100;

•	July 2006 ‘‘The WWD 100’’, in which Frederick’s of Hollywood ranked No. 59 of 100; and

•	July 2007 ‘‘The WWD 100’’, in which Frederick’s of Hollywood ranked No. 80 of 100.

•	The article from ‘‘The WWD 100’’ of July 2006 listing the ‘‘Top 10 innerwear brands ranked by consumer awareness’’ is attached to support the following statement on page 162 of the Proxy Statement and page 82 of Amendment No. 3: ‘‘In 2006, Frederick’s of Hollywood was ranked in the top 10 in consumer awareness among innerwear brands.’’ Since Frederick’s of Hollywood was not ranked in ‘‘The WWD 100’’ of July 2007 as one of the top 10 innerwear brands, we have revised the disclosure on page 162 of the Proxy Statement and page 82 of Amendment No. 3 to delete ‘‘and 2007.’’

Amendment No. 2 to Registration Statement on Form S-1

6.	Please revise to comply with the above comments as applicable.

We note the comment and have revised the disclosures in Amendment No. 3 as applicable. We supplementally advise that each applicable response above refers to specific sections and/or page numbers of Amendment No. 3 that have been revised in accordance with the above comments.

FOH Holdings, Inc. and Subsidiaries

7.	Please update page F-2 to include an audit report with the correct dates, reflecting the most recent audit for the year ended July 29, 2007.

We note the comment and have revised page F-2 of Amendment No. 3 to include an audit report with the correct dates, reflecting the most recent audit for the year ended July 28, 2007.

Form S-3

8.	Please revise to comply with the above comments as applicable.

We note the comment and believe that there are no revisions that are required to be made to the Form S-3 to comply with the above comments.

Securities and Exchange Commission

Please note that the unaudited financial statements of Movie Star for the quarter ended September 30, 2007 are included in the Proxy Statement and Amendment No. 3. Movie Star’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Movie Star’s selected historical consolidated financial and other data also has been updated in the Proxy Statement and Amendment No. 3 to appropriately reflect the current period as required.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours, Marci J. Frankenthaler

cc:	Mara Ransom, Esq., Legal Branch Chief John Fieldsend, Esq., Staff Attorney Melvyn Knigin Thomas Rende Scott Kaufman, Esq. Linda LoRe Marilyn Barrett, Esq.

RESPONSE TO COMMENT NO. 5

SUPPORT FOR THE STATEMENT:

‘‘Over the past four years, Frederick’s of Hollywood ranked in the top 100 brands in
Women’s Wear Daily’s top global 100 brands.’’

•	July 2004 ‘‘The WWD 100’’, in which Frederick’s of Hollywood ranked No. 70 of 100;

•	July 2005 ‘‘The WWD 100’’, in which Frederick’s of Hollywood ranked No. 77 of 100;

•	July 2006 ‘‘The WWD 100’’, in which Frederick’s of Hollywood ranked No. 59 of 100; and

•	July 2007 ‘‘The WWD 100’’, in which Frederick’s of Hollywood ranked No. 80 of 100.

[articles submitted supplementally]

RESPONSE TO COMMENT NO. 5 (continued)

SUPPORT FOR THE STATEMENT:

‘‘In 2006, Frederick’s of Hollywood was ranked in the top 10 in consumer awareness among innerwear brands.’’

Article from ‘‘The WWD 100’’ of July 2006 listing the ‘‘Top 10 innerwear brands ranked by consumer awareness.’’

[article submitted supplementally]